EXHIBIT 12.1
SEMPRA ENERGY
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(Dollars in millions)

	2007	2008	2009	2010	2011
Fixed charges and preferred stock dividends:
Interest	$ 379	$ 353	$ 455	$ 492	$ 549
Interest portion of annual rentals	6	3	2	3	2
Preferred dividends of subsidiaries (1)	14	13	13	11	10
Total fixed charges	399	369	470	506	561
Preferred dividends for purpose of ratio	-	-	-	-	-
Total fixed charges and preferred dividends for purpose of ratio	$ 399	$ 369	$ 470	$ 506	$ 561
Earnings:
Pretax income from continuing operations before adjustment for income or loss from equity investees	$ 1,538	$ 1,009	$ 977	$ 1,078	$ 1,745
Add:
Total fixed charges (from above)	399	369	470	506	561
Distributed income of equity investees	19	133	493	260	96
Less:
Interest capitalized	100	100	73	74	27
Preferred dividends of subsidiaries (1)	10	10	13	11	10
Total earnings for purpose of ratio	$ 1,846	$ 1,401	$ 1,854	$ 1,759	$ 2,365

Ratio of earnings to combined fixed charges and preferred stock dividends	4.63	3.80	3.94	3.48	4.22

Ratio of earnings to fixed charges	4.63	3.80	3.94	3.48	4.22

(1)	In computing this ratio, “Preferred dividends of subsidiaries” represents the before-tax earnings necessary to pay such dividends, computed at the effective tax rates for the applicable periods.